 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on March 29, 2024, RedHill Biopharma Ltd. (the “Company”) issued to certain investors (each, a “Holder” and collectively, the “Holders”) ordinary share purchase warrants represented by American Depositary Shares (“ADS”) (the “Existing Warrants”). The offering of the ADSs representing ordinary shares issuable upon exercise of the Existing Warrants was registered pursuant to a registration statement on Form F-3 (File No. 333-258259).

On May 14, 2025, pursuant to an inducement letter (the “Inducement Letter”) issued by the Company to the Holders, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 85,778 ADSs at an exercise price of $1.50 per ADS, reduced from a prior exercise price of $18.75 per ADS.

Following the warrant exercise, as of May 18, 2025, the company had 2,291,554 ADSs outstanding.

The description of the Inducement Letter as set forth in this Report of Foreign Private Issuer on Form 6-K is qualified in its entirety by reference to the full text of the document, which is attached hereto as Exhibit 1.1.

Exhibit No.	Description
1.1	Form of Inducement Letter, by and between the Company and Holders, dated May 14, 2025.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: May 19, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer